Exhibit 99.1

Grupo Financiero Galicia S.A.

Cult 30-70496280-7

July 14, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Grupo Financiero Galicia S.A. – Notice of payment corresponding to the Class VI, Series II Notes.

To whom it may concern,

We hereby inform you that Grupo Financiero Galicia S.A. shall proceed to make the eleventh payment corresponding to the Class VI, Series II Notes issued under the Global Program for the issuance of short-, mid- and/or long term notes for a maximum outstanding face value of up to US$100,000,000, or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: July 24, 2017.

Item: Payment of interest corresponding to the period that started on April 23, 2017 and that will end on July 23, 2017.

Applicable Interest Rate: The Class VI, Series II Notes accrue interest at a variable rate equal to BADLAR (19.687500%) + 4.25%.

Percentage of Interest and Amount Payable for the Period: The applicable interest rate for the period described above is 5.97% and the amount of interest payable is Ps. 6,555,517.78.

ISIN N°: ARGFGA560021

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Pricing Supplement dated October 14, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney in fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.